

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2010

Mr. John Talley
President and Chief Executive Officer
EpiCept Corporation
777 Old Saw Mill River Road
Tarrytown, NY 10591

Re: **EpiCept Corporation**
        Form 10-K for the year ended December 31, 2009
        Filed March 15, 2010
        File No. 000-51290

Dear Mr. Talley:

        We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by amending your Form 10-K for the year ended December 31, 2009 and providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

        After reviewing your amended filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business

Our Strategic Alliances, page 8

1. We note the discussion of your exclusive commercialization agreement with Meda AB.
    Please revise your disclosure to provide a more narrow range of royalties paid within ten
    percentage points, for example "teens," "twenties," etc. Also, please describe the
    agreement's term and termination provisions.

License Agreements, page 11

2. It appears that your license agreements with Myriad, Dalhousie and Dr. Hellstrand are
    material to you business and the development of your products. Accordingly, please file
    a copy of each agreement, or, alternatively, please provide us with a detailed analysis
    which supports your conclusion that you are not substantially dependent on any of these

agreements. In addition, please expand your disclosure relating to your agreement with Dalhousie to include the royalty rate and the aggregate potential milestone payments due.

Item 11. Executive Compensation
Compensation Discussion and Analysis, page 61

3. We note your statement that "The Compensation Committee intends to utilize annual incentive bonuses to compensate executive officers for achieving financial and operational goals and for achieving individual annual performance objectives." Based on this disclosure, it appears that your annual cash bonuses are based upon achievement of pre-established objectives. With regard to your discussion of cash bonus awards for 2009, please revise your disclosure to provide the following for each executive officer:
    - The individual and corporate performance measures applicable to each named executive officer and used to determine their annual bonuses and how each measure was weighted, if applicable. To the extent that any of the performance measures were quantitative, your disclosure should also be quantitative.
    - The threshold, target, and maximum levels of achievement of each performance measure, if applicable.
    - The intended relationship between the level of achievement of corporate and individual performance and the amount of bonus to be awarded.
    - The evaluation by the Committee of the level of achievement by each named executive officer of the corporate and individual performance applicable to them.
    - Any other factors that were considered by the Committee that modified the actual cash bonuses awarded.

4. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Summary Compensation Table, page 65

5. Your summary compensation table should reflect in the 2009 bonus column the amount of annual cash bonus earned during 2009 and paid in 2010 (based on the achievement of performance objectives for 2009) even if the payment was made in 2010. Please confirm that in future filings you will report the annual cash bonuses paid in 2010 as 2009 compensation and that you will revise the compensation for prior years accordingly.

Exhibits 31.1 and 31.2

6. Please revise these certifications to include the entire introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney at (202) 551-3873 or Sebastian Gomez-Abero, Senior Staff Attorney at (202)551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant